UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RedHill Biopharma Ltd.

File No. 1-35773 - CF#36095

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RedHill Biopharma Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 22, 2018.

Based on representations by RedHill Biopharma Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.5	through March 12, 2021
Exhibit 4.6	through March 12, 2021
Exhibit 4.14	through March 12, 2021
Exhibit 4.19	through April 5, 2021
Exhibit 4.20	through August 17, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary